Exhibit 99.1

Viomi Technology Co., Ltd Reports Second Quarter 2022 Unaudited Financial Results

Gross margin improved year-over-year to 22.1% from 21.2%

GUANGZHOU, China, August 22, 2022 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial and Operating Highlights

•	Net revenues reached RMB924.2 million (US$138.0 million), compared to RMB1,658.9 million for the second quarter of 2021.
•	Gross margin increased to 22.1% from 21.2% for the second quarter of 2021.
•

Number of cumulative household users reached approximately 7.2 million, compared to approximately 6.9 million as of the end of the first quarter of 2022 and approximately 5.9 million as of the end of the second quarter of 2021.

•	Percentage of household users with at least two connected products reached 22.0%, compared to 21.8% as of the end of the first quarter of 2022 and 20.7% as of the end of the second quarter of 2021.

Mr. Xiaoping Chen, Founder and CEO of Viomi, commented, “In the second quarter, we continued to execute our high-quality business operation strategy: (i) continue to streamline SKUs and optimize our product mix; (ii) focus on core business and product lines to build best-selling products; and (iii) implement cost control and efficiency improvement measures in production and supply chain. These efforts led to the ongoing optimization of our business operation with gross margin increasing by about 1% year-over-year, representing consecutive year-over-year improvement since the fourth quarter of 2020. Despite COVID-19 recurrences and weak consumer spending exerting considerable pressure on our sales, we made significant progress in product innovation, channel optimization and strategic cooperation alongside the development of our one-stop IoT home solutions, further solidifying the foundation for our long-term product enhancement and branding influence.”

“First, with respect to our products, we introduced a series of new AI products at our strategic new products launch event in March, including Space Pro, our all-space AI air conditioner featuring formaldehyde removal; Boss, our large-screen refrigerator with AI fitness functionality; our Royal series of AI laser interactive smart screens incorporating 4K UHD display; Super 2, our 2000G super large-flux water purifier which generates ultra-micro bubbles to remove pesticide residues; and our Royal series of AI twin-tub washing machines. Among them, the air conditioner, water purifier, and interactive smart screen came to market in the second quarter. We also introduced a series of new smart home devices, such as EyeLink, our smart lock with upgraded 3D facial recognition technology, as well as HomePad Plus, our AI screen-based control interface for managing all smart home appliances across scenarios. These new AI-equipped products provide our consumers with a superior smart home experience and have received favorable market feedback and reviews.”

Mr. Chen added, “Furthermore, sales growth and product influence among our mid- to high-end products are also increasing. During the recent domestic ‘618’ shopping festival, some of our mid- to high-end products topped the e-commerce sales charts in their respective categories, such as our Space series of air conditioners, Super series of water purifiers and 21Face AI large-screen refrigerators. Meanwhile, based on our one-stop IoT home solutions, we are accelerating the implementation of our premium bundled home solution offerings across the nation. After our offline merchants signed whole-home solution orders ranging from RMB200,000 to RMB400,000 with customers in Beijing, Guangzhou, Changsha and Kunming in the first quarter, our offline merchants in Chengdu, Zunyi, Yinchuan and some other cities followed suit, recording multiple high-end whole-home solution orders exceeding RMB200,000 and RMB300,000 in the second quarter. Our consumers’ recognition and adoption of our premium AI products and our bundled home solution offerings are a testament to the success of our phased transformation into a premium brand and our investment in R&D for our AI products.”

“Second, we continued to execute our 'larger store, better merchant' channel strategy. In the second quarter, we cooperated with our newly signed offline merchants and opened additional Viomi 4S and 5S flagship stores in provinces including Hunan, Anhui and Guizhou, etc. These flagship stores enhanced our ‘trending technology’ branding positioning through unified storefront decoration and immersive scenario experience, and helped implement our one-stop IoT home solutions.”

“Third, to support the release of premium new products and our high-end brand transformation, we continued to enhance our brand promotions in the second quarter. In addition to the launch of a large number of elevator and print ads, we reached more targeted young groups by partnering with Tmall and becoming the co-sponsor of the well-known variety show ‘Design Ideal Future’ broadcasted on the Mango TV platform, exposing a growing audience to our immersive smart home experience across whole-home scenarios and bringing an intelligent lifestyle to more young consumers,” Mr. Chen commented.

“In addition, we continued to deepen our strategic cooperation with more channels in the second quarter to promote the integrated and development of the smart home industry. In the first half of this year, we reached partnerships with JD.com, Tmall and China Telecom. We are exploring strategic cooperation with additional channels and companies to create a more convenient and smart living experience and promote the development of smart home ecology for families.”

“We successfully navigated the challenges caused by the pandemic and the weak macro industry environment in the first half of the year, and made progress in developing new products and enhancing brand awareness. As we progress through 2022, we will continue to focus on product innovation and product portfolio optimization, devoting more resources to improving product competence while implementing more disciplined cost and expense control measures to lay a solid foundation for long-term healthy growth,” Mr. Chen concluded.

Second Quarter 2022 Financial Results

REVENUE

Net revenues were RMB924.2 million (US$138.0 million), compared to RMB1,658.9 million for the second quarter of 2021. Net revenues were in line with the Company’s previous guidance. The decline was mainly due to (i) the complete cutoff of sales of Xiaomi-branded sweeper robots this year, as well as its high prior-year base for comparison, and (ii) the ongoing product portfolio adjustments in some categories.

-

IoT @ Home portfolio. Revenues from IoT @ Home portfolio decreased by 54.2% to RMB524.5 million (US$78.3 million) from RMB1,146.3 million for the second quarter of 2021. The decline was primarily due to the complete cutoff of sales of Xiaomi-branded sweeper robots, as well as SKU adjustments for some categories.

-

Home water solutions. Revenues from home water solutions decreased by 17.4% to RMB180.9 million (US$27.0 million) from RMB218.9 million for the second quarter of 2021. The decline was primarily due to the decreased demand of water purifiers.

-	Consumables. Revenues from consumables decreased slightly by 1.9% to RMB100.3 million (US$15.0 million) from RMB102.2 million for the second quarter of 2021.

-

Small appliances and others. Revenues from small appliances and others decreased by 38.1% to RMB118.5 million (US$17.7 million) from RMB191.5 million for the second quarter of 2021, which was primarily due to the product portfolio adjustment within this category, as well as the decreased demand of small appliances products.

GROSS PROFIT

Gross profit was RMB204.5 million (US$30.5 million), compared to RMB351.8 million for the second quarter of 2021. Gross margin increased to 22.1% from 21.2% for the second quarter of 2021, primarily driven by the Company’s continued efforts to shift the business and product mix toward higher gross margin products, and partially offset by decreases in selling prices of some products for clean-up due to the product portfolio adjustment in the quarter.

OPERATING EXPENSES

Total operating expenses decreased by 14.6% to RMB264.6 million (US$39.5 million) from RMB309.7 million for the second quarter of 2021, primarily due to the year-over-year decrease in selling and marketing expenses.

Research and development expenses increased by 20.4% to RMB79.7 million (US$11.9 million) from RMB66.2 million for the second quarter of 2021, mainly due to the increase in research and development experts and related salaries and expenses, as well as the increased input in new product development.

Selling and marketing expenses decreased by 24.6% to RMB162.0 million (US$24.2 million) from RMB214.8 million for the second quarter of 2021, mainly due to the decrease in marketing expenses, partially offset by the increased expenses on advertising activities that enhance the Company’s branding recognition.

General and administrative expenses decreased by 20.3% to RMB22.9 million (US$3.4 million), compared to RMB28.8 million for the second quarter of 2021, primarily due to the decrease in estimated allowance for accounts and notes receivables recognized in the current period.

LOSS FROM OPERATIONS

Loss from operations was RMB55.6 million (US$8.3 million), compared to income from operations of RMB47.2 million for the second quarter of 2021.

Non-GAAP operating loss1 was RMB49.9 million (US$7.5 million), compared to non-GAAP operating income of RMB60.6 million for the second quarter of 2021.

NET LOSS

Net loss attributable to ordinary shareholders of the Company was RMB39.6 million (US$5.9 million), compared to net income attributable to ordinary shareholders of the Company of RMB46.1 million for the second quarter of 2021.

Non-GAAP net loss attributable to ordinary shareholders of the Company2 was RMB33.9 million (US$5.1 million), compared to non-GAAP net income attributable to ordinary shareholders of the Company of RMB59.5 million for the second quarter of 2021.

BALANCE SHEET

As of June 30, 2022, the Company had cash and cash equivalents of RMB816.3 million (US$121.9 million), restricted cash of RMB46.8 million (US$7.0 million), short-term deposits of RMB10.0 million (US$1.5 million) and short-term investments of RMB237.0 million (US$35.4 million), compared to RMB587.0 million, RMB35.8 million, nil and RMB828.9 million, respectively, as of December 31, 2021.

OUTLOOK

For the third quarter of 2022, the Company currently expects:

-	Net revenues to be between RMB740 million and RMB840 million.

[1]

“Non-GAAP operating loss” is defined as loss from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

[2]

“Non-GAAP net loss attributable to ordinary shareholders of the Company” is defined as net loss attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included in this press release.

The Company estimates that the year-over-year change in revenues will be mainly due to the uncertainty pertaining to the potential effects of the COVID-19 recurrences, as well as the potential impact of overall market demand in the third quarter of 2022.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, all of which are subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Monday, August 22, 2022 (8:00 p.m. Beijing/Hong Kong time on August 22, 2022) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (toll free):	+1 888-346-8982
International:	+1 412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	+852 3018-4992
Mainland China (toll free):	400-120-1203
Conference ID:	3085088

A telephone replay will be available one hour after the call until August 29, 2022 by dialing:

United States:	+1 877-344-7529
International:	+1 412-317-0088
Replay Access Code:	3085088

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of the Company, non-GAAP basic and diluted net income per ordinary share and non-GAAP basic and diluted net income per American depositary share (“ADS”), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders of the Company is net income attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6981 to US$1.00, the effective noon buying rate for June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for June 30, 2022, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents	586,955	816,328	121,875
Restricted cash	35,831	46,815	6,989
Short-term deposits	-	10,000	1,493
Short-term investments	828,867	237,005	35,384
Accounts and notes receivable from third parties (net of allowance of RMB34,385 and RMB40,849, as of December 31, 2021 and June 30, 2022, respectively)	302,336	381,552	56,964
Accounts receivable from a related party (net of allowance of RMB368 and RMB367 as of December 31, 2021 and June 30, 2022, respectively)	320,939	320,399	47,834
Other receivables from related parties (net of allowance of RMB104 and RMB68 as of December 31, 2021 and June 30, 2022, respectively)	88,367	59,135	8,829
Inventories	576,351	555,126	82,878
Prepaid expenses and other current assets	156,127	185,502	27,695
Long-term deposits-current portion	50,000	-	-

Total current assets	2,945,773	2,611,862	389,941

Non-current assets
Prepaid expenses and other non-current assets	27,321	33,335	4,976
Property, plant and equipment, net	145,993	200,823	29,982
Deferred tax assets	35,304	53,736	8,023
Intangible assets, net	12,176	12,578	1,878
Right-of-use assets, net	18,425	13,330	1,990
Land use rights, net	61,722	61,085	9,120
Long-term deposits-non-current portion	30,000	30,000	4,479

Total non-current assets	330,941	404,887	60,448

Total assets	3,276,714	3,016,749	450,389

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,069,108	865,569	129,226
Advances from customers	99,632	106,955	15,968
Amount due to related parties	5,415	4,922	735
Accrued expenses and other liabilities	365,718	302,427	45,152
Income tax payables	43,343	21,227	3,169
Lease liabilities due within one year	11,312	9,855	1,471
Long-term borrowing due within one year	-	7,585	1,132
Total current liabilities	1,594,528	1,318,540	196,853

Non-current liabilities
Accrued expenses and other liabilities	7,558	8,318	1,241
Long-term borrowing	16,105	93,544	13,966
Lease liabilities	7,596	3,503	523
Total non-current liabilities	31,259	105,365	15,730

Total liabilities	1,625,787	1,423,905	212,583

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of June 30,
	2021	2022	2022
	RMB	RMB	US$

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 105,516,779 and 104,935,511 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,214,547 and 103,124,547 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	6	6	1
Treasury stock	(66,668)	(73,365)	(10,953)
Additional paid-in capital	1,337,281	1,354,437	202,212
Retained earnings	449,900	360,300	53,791
Accumulated other comprehensive loss	(73,120)	(47,577)	(7,102)

Total equity attributable to shareholders of the Company	1,647,405	1,593,807	237,950

Non-controlling interests	3,522	(963)	(144)

Total shareholders’ equity	1,650,927	1,592,844	237,806

Total liabilities and shareholders’ equity	3,276,714	3,016,749	450,389

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	732,875	355,076	53,011	1,318,744	623,756	93,124
Third parties	926,029	569,147	84,971	1,595,752	1,012,603	151,178
Total net revenues	1,658,904	924,223	137,982	2,914,496	1,636,359	244,302

Cost of revenues	(1,307,072)	(719,732)	(107,453)	(2,297,643)	(1,244,861)	(185,853)

Gross profit	351,832	204,491	30,529	616,853	391,498	58,449

Operating expenses
Research and development expenses	(66,188)	(79,691)	(11,898)	(131,789)	(158,746)	(23,700)
Selling and marketing expenses	(214,777)	(161,977)	(24,183)	(352,801)	(320,744)	(47,886)
General and administrative expenses	(28,770)	(22,939)	(3,425)	(44,974)	(39,901)	(5,957)

Total operating expenses	(309,735)	(264,607)	(39,506)	(529,564)	(519,391)	(77,543)

Other income, net	5,070	4,501	672	6,964	7,022	1,048

Income (loss) from operations	47,167	(55,615)	(8,305)	94,253	(120,871)	(18,046)

Interest income and short-term investment income, net	8,860	761	114	15,378	7,237	1,080
Other non-operating income (loss)	(402)	612	91	231	1,199	179

Income (Loss) before income tax expenses	55,625	(54,242)	(8,100)	109,862	(112,435)	(16,787)

Income tax (expenses) credits	(9,210)	10,770	1,608	(14,069)	18,349	2,739

Net income (loss)	46,415	(43,472)	(6,492)	95,793	(94,086)	(14,048)

Less: Net income (loss) attributable to the non-controlling interest shareholders	341	(3,854)	(575)	605	(4,485)	(670)

Net income (loss) attributable to ordinary shareholders of the Company	46,074	(39,618)	(5,917)	95,188	(89,601)	(13,378)

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$

Net income (loss) attributable to ordinary shareholders of the Company	46,074	(39,618)	(5,917)	95,188	(89,601)	(13,378)

Other comprehensive income(loss), net of tax:
Foreign currency translation adjustment	(9,873)	28,776	4,296	(5,777)	25,542	3,813

Total comprehensive income (loss) attributable to ordinary shareholders of the Company	36,201	(10,842)	(1,621)	89,411	(64,059)	(9,565)

Net income (loss) per ADS*
-Basic	0.66	(0.57)	(0.08)	1.37	(1.29)	(0.19)
-Diluted	0.62	(0.57)	(0.08)	1.28	(1.29)	(0.19)

Weighted average number of ADS used in calculating net income per ADS
-Basic	69,833,768	69,617,625	69,617,625	69,564,474	69,598,770	69,598,770
-Diluted	74,116,527	69,617,625	69,617,625	74,258,026	69,598,770	69,598,770

Net income (loss) per share attributable to ordinary shareholders of the Company
-Basic	0.22	(0.19)	(0.03)	0.46	(0.43)	(0.06)
-Diluted	0.21	(0.19)	(0.03)	0.43	(0.43)	(0.06)

Weighted average number of ordinary shares used in calculating net income per share
-Basic	209,501,303	208,852,875	208,852,875	208,693,421	208,796,309	208,796,309
-Diluted	222,349,581	208,852,875	208,852,875	222,774,079	208,796,309	208,796,309

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$

General and administrative expenses	1,934	1,181	176	4,406	3,616	540
Research and development expenses	7,677	3,836	573	17,948	9,183	1,371
Selling and marketing expenses	3,820	670	100	7,224	1,175	175

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Six Months Ended
	June 30, 2021	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations	47,167	(55,615)	(8,305)	94,253	(120,871)	(18,046)
Share-based compensation expenses	13,431	5,687	849	29,578	13,974	2,086

Non-GAAP operating income (loss)	60,598	(49,928)	(7,456)	123,831	(106,897)	(15,960)

Net income (loss)	46,415	(43,472)	(6,492)	95,793	(94,086)	(14,048)
Share-based compensation expenses	13,431	5,687	849	29,578	13,974	2,086

Non-GAAP net income (loss)	59,846	(37,785)	(5,643)	125,371	(80,112)	(11,962)

Net income (loss) attributable to ordinary shareholders of the Company	46,074	(39,618)	(5,917)	95,188	(89,601)	(13,378)
Share-based compensation expenses	13,431	5,687	849	29,578	13,974	2,086

Non-GAAP net income (loss) attributable to ordinary shareholders of the Company	59,505	(33,931)	(5,068)	124,766	(75,627)	(11,292)

Non-GAAP net income (loss) per ADS
-Basic	0.85	(0.49)	(0.07)	1.79	(1.09)	(0.16)
-Diluted	0.80	(0.49)	(0.07)	1.68	(1.09)	(0.16)

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	69,833,768	69,617,625	69,617,625	69,564,474	69,598,770	69,598,770
-Diluted	74,116,527	69,617,625	69,617,625	74,258,026	69,598,770	69,598,770

Non-GAAP net income (loss) per ordinary share
-Basic
-Diluted	0.28	(0.16)	(0.02)	0.60	(0.36)	(0.05)
	0.27	(0.16)	(0.02)	0.56	(0.36)	(0.05)
Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	209,501,303	208,852,875	208,852,875	208,693,421	208,796,309	208,796,309
-Diluted	222,349,581	208,852,875	208,852,875	222,774,079	208,796,309	208,796,309

Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.